

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 4, 2011

<u>VIA US MAIL AND FAX (317) 684-5580</u>
Mr. Patrick Walsh
Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, IN 46204

      RE: **Emmis Communications Corporation**
                Form 10-K for the Year Ended February 28, 2010 as Amended
                Filed May 7, 2010
                File No. 0-23264

Dear Mr. Walsh:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        /s/ Larry Spirgel
                        Assistant Director